

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2024

Dana Petitto
Chief Operating Officer
Brookfield Real Estate Income Trust Inc.
250 Vesey Street, 15th Floor
New York, NY 10281

> **Re: Brookfield Real Estate Income Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 000-56428**

Dear Dana Petitto:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction